# The Case for Change
## at
# Signature Group Holdings, Inc.

GOLD CARD NOMINEES

Investor Presentation

July 3, 2012

# PARTICIPANTS

## James McIntyre

- Former CEO and Chairman of the Company
- Largest individual Signature stockholder

## Robert Peiser

- Former Signature director
- Significant public company board and CEO experience
- Immediate past Chairman of the Texas TriCities Chapter of the National Association of Corporate Directors.
- Signature stockholder

# TABLE OF CONTENTS

# OVERVIEW

## Key Points

- Gold Card Nominees have lost confidence in the ability of the Signature Board to protect stockholder interests.
- We propose a slate of more qualified and experienced nominees who will only have stockholder interests in mind.
- Ongoing failure by Signature Board and management team:
    - Continued poor performance and value destruction
    - Flawed acquisition strategy
        - Have only done two in two years, one with revenues of less than $2 million, and none since July 2011
    - Inability to capitalize on the Company's only significant asset - $900 million in net operating losses, or NOLs
    - Failing to provide stockholders with current financial information for almost 2 years
    - Dysfunctional Board with serious corporate governance concerns
    - Abuse of NOL poison pill by current Board
    - Misaligned link between performance and compensation
- We have a comprehensive, developed plan to unlock value and protect all stockholders
- Signature management is using deceptive information to mislead stockholders in this proxy fight.

# THE CASE FOR CHANGE AT SIGNATURE:

I. FAILURES OF THE SIGNATURE BOARD AND MANAGEMENT TEAM

# INCUMBENT SIGNATURE BOARD HAS DESTROYED SIGNIFICANT SHAREHOLDER VALUE



Total Shareholder Return in Signature Group Holdings, an Equally Weighted Index of Peer Companies, the S&P Small Cap Index, the S&P Small Cap Bank Index, and the S&P Small Cap Diversified Financial Index
July 1, 2010 through May 31, 2012

Peer companies:
Goldman Sachs Private Equity Capital Growth Fund (Bloomberg ticker: GSPCX US), and the Vanguard Value Small Cap Value ETF (Bloomberg ticker: VBR US)

Signature Group Holdings — S&P 600 Small Cap Index — S&P Small Cap BANK Index — S&P Small Cap Diversified Financial Index — Equal Weighted Peer Index

# …YET THE BOARD CONTINUES TO REWARD MANAGEMENT


Signature Group Holdings Common Stock Price Compared to
Total Compensation Expense* July 1, 2010 through May 31, 2012
(Compensation Expense in Thousands)
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$478
$606
$279
$764
$1,954
$2,709
$2,224
Bankruptcy Approved Interim Management Agreement Through Aug 1,
Board Approved Employment Agreements Effective Aug 2, 2011
Source: Bloomberg and SGGH SEC filings, including 10Qs and 10Ks
* During quarter expense was incurred
7/1/2010
8/1/2010
9/1/2010
10/1/2010
11/1/2010
12/1/2010
1/1/2011
2/1/2011
3/1/2011
4/1/2011
5/1/2011
6/1/2011
7/1/2011
8/1/2011
9/1/2011
10/1/2011
11/1/2011
12/1/2011
1/1/2012
2/1/2012
3/1/2012
4/1/2012
5/1/2012
Signature Group Holdings Stock Price
Total Compensation (in $000)

Compensation expense includes salary, bonuses and stock options and restricted stock grants

# MARKET HAS MADE A HARSH JUDGMENT ON SGGH. CURRENTLY TRADES AT SIGNIFICANT DISCOUNT TO ESTIMATED MARKET VALUE OF ITS NOLS.



Estimates below assume market value of federal NOLs range from 10%-20% of gross NOLs. State NOLs excluded.

# MANAGEMENT'S RECORD OF POOR PERFORMANCE

- Under current management's stewardship following the Company's emergence from bankruptcy in June 2010, through the quarter ended March 31, 2012:
  - Management has entered into two small acquisitions (neither of which have realized any value for Signature from the NOLs)
  - 12% decrease in assets to $139.2 million;
  - 30% decrease in stockholders' equity to $63.3 million;
  - Achieved income from continuing operations in just one quarter (Sept. 30, 2011) -- approximately $38,000.

- For the year ended December 31, 2011
  - Selling, general and administrative (SG&A) expenses of $7.18 million, over 30% of revenues
  - Compensation expenses of $6.7 million, over 29% of revenues

Stockholders cannot sit by and let the current Board
pursue a financial course that is not working.

# MANAGEMENT'S RECORD OF POOR FINANCIAL CONTROLS

- Initial filing of comprehensive 10K for year ended 2010 was not completed until long after management's original timeline or subsequent expectations.
- Subsequent 10Qs, even related to current periods, were delayed and late
- Material Weaknesses / Control Deficiencies identified and that still remain uncorrected after two years.
- After two years, the Board has failed to identify and appoint a permanent CFO.

# SIGNATURE'S NOL'S: A MAJOR WASTING ASSET AT RISK FROM SMALL SCALE, UNTIMELY AND UNPROFITABLE ACQUISITIONS

- Under management's current "plan," the utilization of the Company's most valuable asset, its NOLs, appears to be an afterthought. There is no apparent urgency about the need to create stockholder value in the near-term.

- The Board's strategy risks the Company's most valuable asset.

- GAAP requires Signature to now take and disclose a valuation reserve of $400 million on the deferred tax asset.

- The equity market has evidently made an adverse judgment on management's ability to realize the inherent value of the NOL's.

- In fact, stockholders have little chance of realizing any value from the NOLs under management's plan if the NOLs are saved to shelter the Company's possible (though improbable) earnings in 2020 or 2030, as management seems committed to doing.

- Management has already acknowledged in the Company's financial statements that sufficient uncertainty exists as to the realizability of the NOL's.

  (See Appendix A: Note 9 Income Taxes of Signature 3/31/2012 financial statements.)

- The GOLD Card Nominees agree.

# SIGNATURE'S ACQUISITION STRATEGY HAS BEEN FLAWED FROM INCEPTION, AND THE MARKET CONFIRMS THAT JUDGMENT

- We believe Signature's current business model, even if well executed, is inappropriate for a public company format. An unconstrained blind risk pool akin to a hedge fund making small, risky, illiquid, private investments (senior, mezzanine and equity) in unrelated, down market companies is heavily discounted in the public markets. In our opinion, it is simply at the wrong end of every dimension of the value matrix in the public market.

- Even if Signature's current strategy were perfectly executed and current and future assets were pristine and well managed, which we doubt, the current strategy and format are not effectively aligned with either creating or fully realizing shareholder value. On the other hand, in our opinion, taking the NOLs and by applying them in a lower risk, larger scale, immediately taxable environment and value will be created.

- The mini-conglomerate approach is problematic for stockholders and providers of capital in many respects:
    - Undue complexity & span of control issues
    - Lack of management focus, expertise & capacity
    - Increased information risk due to complexity & opacity
    - Lack of clarity for analysis & valuation by providers of capital
    - Lack of scale in whatever industry
    - Non trivial and unnecessary liquidity/funding risk at both operating & holding company level. (e.g. funding risk of unrelated, highly risky, illiquid deep in the balance sheet private assets)

- Signature's portfolio today includes the confounding combination of micro companies active in replacement circuit breakers and cosmetics industries. We believe it is the outcome of an unarticulated, ad hoc strategy.

# SIGNATURE BOARD IS COMMITTED TO ITS ACQUISITION STRATEGY

- The Signature Board's proposal to increase the authorized shares makes it clear that management is fully committed to its present flawed acquisition strategy.

## THE CASE FOR CHANGE AT SIGNATURE:

## II. THE SIGNATURE BOARD'S RECORD OF POOR CORPORATE GOVERNANCE

# A RECORD OF ABYSMAL CORPORATE GOVERNANCE

- In just the past two years, nine directors have either resigned or were not renominated.
  - Four directors have resigned from Signature Board in its first year following emergence from bankruptcy (Blitzer, Peiser, Mathews and Rubin)
  - Five directors were not re-nominated (Grossman, Nickoll, Schwab, Midanek and Gidumal), two of whom were appointed within the past 14 months and one of whom was an original member of management
- We are concerned that the Signature management team controls this Board, despite the appearance of independence, allowing for self-dealing
- We are equally concerned that for any transaction involving a Zell affiliate, Mr. Tinkler would be required to recuse himself due to a conflict of interest. If elected, he would represent 25% of the independent directors
- None of the incumbent directors, nor the new director nominees proposed by Signature, has any prior experience being accountable to stockholders on a public company board
- The poison pill was adopted to protect the value of the NOL, but it has now been used to entrench the board and management
- Signature has failed to hold a stockholder meeting since emerging from bankruptcy in June 2010 (despite being urged to do so in 2010 by one of its directors)
  - We believe they were afraid of the possibility of being voted out by stockholders
- Modified single-trigger change in control provisions in management agreements
- Inadequate and rushed process related to 2011 Director appointments (see Blitzer letter)
- John Koral, head of the Governance Committee, has never served on a public company board nor had any apparent experience involving corporate governance or compensation matters

# HIGH TURNOVER RATE AND INSTABILITY OF THE SIGNATURE BOARD



# A RECORD OF THE BOARD'S FLAWED PROCESS

- In April 2011, when director Michael Blitzer resigned from the Board, his resignation letter pointed to many serious governance violations, including the following:
    - "... attempts at discourse on initiatives that are not supported by the Company's current external management team are immediately squashed."
    - "...the core of the problem is an external management team that from what I observed does not respect the corporate governance process required for a public company."
    - "...external management has not articulated a coherent business plan that would generate an acceptable return for shareholders in light of the cost structure of the Company."
    - "I urge the Board to schedule an annual meeting without delay once the Company files its 2010 Form 10-K so that shareholders may have a voice on the future of the Company." [Note: no such meeting was ever scheduled or held.]
    - In March 2011, when a second independent directors suggested retaining an investment bank to review strategic alternatives, he and Mr. Blitzer were shouted down by members of management with such acrimony that a third independent director hung up the phone and a motion regarding a potential engagement was voted down.
    - In April 2011, three new directors were appointed in a process that was "...rushed and appears void of due care and appropriate diligence" and without adequate process or even the involvement of the Nominating Committee.
    - Management directors and two of the supposed independent directors failed to show up for a scheduled Board meeting which had been properly called to discuss the External Agreement, (with the Signature team)  not allowing it to come to a vote due to lack of quorum.
- At the heart of the matter were valid disputes over what we believe to be a fundamentally flawed strategy. Disagreements over strategy are normal. Failures of a deliberative governance are not. We believe this in particular was marked by questionable loyalty and due care; manipulation of board behavior; and a refusal to even consider independent expert opinion.

(The full text of Mr. Blitzer's resignation letter, as well as that of Mr. Peiser, attached in Appendix B)

# SIGNATURE BOARD'S ABUSE OF THE POISON PILL

- The 2007 Rights Agreement was ostensibly intended to protect Signature's NOLs in the event of an acquisition by a person(s) of more than 4.9% of Signature's stock.
    - Jim McIntyre has made no such acquisitions
    - By contrast, Ken Grossman a former employee of Signature (now a paid consultant), a large 2009 investor and a supporter of current management has purchased more than 5% of the stock since 2009 but Signature has never threatened him with the poison pill step.
    - Stockholders never approved the Rights Agreement or any of its amendments
    - The company's NOLs are currently protected by Leucadia provisions that became part of the Signature's Amended By Laws in June 2010
- Yet for the past 10 months, Signature's Board and management have threatened to use a poison pill against McIntyre.
    - The effect of the poison pill on McIntyre would be to dilute his shares from about 10% ownership to 0.1% ownership.
- To protect his right to vote and clarify his rights, in January 2012, McIntyre filed a request for a declaratory judgment asking the court to declare that simply trying to exercise his right to vote and urging others to vote similarly is not prohibited by the poison pill in the Rights Agreement of 2007.
- Consistent with the Board's hanging a "sword of Damocles" over Mr. McIntyre, Signature delayed bringing the issue to conclusion by filing a Motion to Stay the court from even deciding the issue, further stalling the grant of the protection McIntyre is seeking.

# SIGNATURE BOARD'S ABUSE OF THE POISON PILL (cont'd)

- Even in light of management's threat to virtually wipe out his investment in Signature, McIntyre is pressing forward to exercise his rights to vote and to urge others to replace the current Board

- The threat against McIntyre is being used and has been used for nearly a year by the Board to entrench themselves by threatening to restrain McIntyre from casting his votes, or joining with other stockholders who think similarly on Signature issues of management and governance.

- The GOLD Card Nominees intend to eliminate the 2007 Rights Agreement, retain the Leucadia provisions in Signature's By Laws and submit to the stockholders a proposal for a new rights agreement/poison pill that (1) adequately protects the NOLs, and (2) clarifies by specific terms that it cannot be used to extinguish shareholder rights to vote and organize if the shareholder did not acquire shares that would enlarge the shareholder's position to greater than 4.9% with a view to engaging in a hostile takeover of the company.

## THE CASE FOR CHANGE AT SIGNATURE:

## III.  THE HIGHLY QUALIFIED GOLD CARD NOMINEES

# THE GOLD CARD NOMINEES: QUALIFIED AND EXPERIENCED

- We are proposing five strong leaders to work to unlock the value of Signature for all stockholders
- In contrast to the Company's slate of director nominees, the GOLD Card Nominees have:
  - Extensive experience leading companies as CEOs
  - Significant track records as public company Board members
  - Strong backgrounds in the financial services industry
  - Expertise and backgrounds in corporate governance
  - A commitment to work solely in the interest of stockholders with a plan to unlock the value of Signature's only real asset in a timely manner
  - A commitment to strong corporate governance and a soundly functioning Board to protect shareholder interests

(Full biographies of the GOLD Card Nominees included in Appendix C.)

# THE GOLD CARD NOMINEES: QUALIFIED AND EXPERIENCED (cont'd)

| Key Areas | Hunter Brown | Barton Gurewitz | James McIntyre | Robert Peiser | Joyce White |
|---|---|---|---|---|---|
| Experience in the financial services industry | ✓ | ✓ | ✓ | | ✓ |
| Financial Analysis and Accounting | ✓ | ✓ | ✓ | ✓ | ✓ |
| Chief Executive Officer | | | ✓ | ✓ | ✓ |
| Mergers & Acquisitions | | ✓ | ✓ | ✓ | ✓ |
| Public company board experience | ✓ | ✓ | ✓ | ✓ | |
| Corporate Governance | ✓ | | ✓ | ✓ | ✓ |

<u>THE CASE FOR CHANGE AT SIGNATURE:</u>

IV.  PLAN TO MAXIMIZE VALUE AND PROTECT SIGNATURE
SHAREHOLDERS' INTERESTS

# THE PLAN TO PROTECT AND CREATE VALUE FOR SIGNATURE SHAREHOLDERS

I.     Target a Limited Number of Significant Transactions that could PROMPTLY Unlock the Value of the Company's approximately $900 million in Current NOLs.

- The GOLD Card Nominees:
    - Recognize that NOLs have a limited life—they expire over time.
    - Recognize that NOLs have a <u>high immediate value</u> to stockholders and merger partners or other companies that have taxable income to be sheltered NOW—the Company does not presently have and, according to management's estimates, will not likely have enough taxable income to unlock the full NOL value.
    - Intend to engage an investment banking advisor to provide strategic advice and merger partner identification.
        - A major nationally recognized financial advisor has already indicated interest in assisting Gold Card Nominees, if elected.
    - Intend to execute an effective plan to timely utilize the NOLs soon after their election to the Board and before the NOLs expire.

# THE PLAN TO PROTECT AND CREATE VALUE AT SIGNATURE (cont'd)

II. Abandon Management's Current Flawed Plan to Create a Complex Operating Company through a Series of Small Transactions and Acquisitions.

- While the Company's primary asset remains unutilized, stockholders are stuck watching management attempt to produce a quilt-like enterprise cobbled together through a series of small unrelated transactions and acquisitions.

  In our opinion:

  - A smaller number of large transactions in strategically focused business sectors will create an operating company less complex than what the Board and management have already fashioned.
  - A few larger targeted deals will likely take less time to close and a shorter time to utilize the NOLs.
  - Large transactions carry less risk of failing to be financed and to close, and provide management with greater ability to conduct proper due diligence than a multiplicity of opportunities.
  - Depending on the financing of such transactions, the Company could be expending cash to culminate the acquisitions but may not be able to upstream much of the cash flow generated in the future.
  - A smaller volume of large transactions are less likely to potentially reduce transparency by obscuring, in consolidation, financial reporting and management accountability with multiple subsidiary levels.
  - It has been demonstrated that public accumulators of a portfolio of companies in disparate industries often trade at a discount

# THE PLAN TO PROTECT AND CREATE VALUE AT SIGNATURE (cont'd)

III.  Eliminate Unnecessary and Egregious Board Approved Compensation Expenses.

- The GOLD Card Nominees intend to radically reduce expenses by adopting an effective short-term strategy for maximizing the value of the Company assets.
    - What the Company needs, and what the GOLD Card Nominees intend to retain, is middle management that will effectively and efficiently wind-down the Company's legacy assets, including its current operating entities.
- The GOLD Card Nominees intend to eliminate all "per meeting" fees and do not intend to be retained as paid "consultants."
- Jim McIntyre will not accept any directors' fees from the Company.

The GOLD Card Nominees  sole objective in this proxy contest
is to maximize value for all stockholders.

# THE PLAN TO PROTECT AND CREATE VALUE AT SIGNATURE (cont'd)

IV. Hire a new CEO

- If elected, the Board will immediately conduct a search for a new CEO.
- We have identified an experienced CEO who has agreed to act as CEO during the search process

# THE PLAN TO PROTECT AND CREATE VALUE AT SIGNATURE (cont'd)

V.     Improve corporate communications and transparency

- The Gold Card Nominees believe that the Company's communication with its stockholders has been inadequate and that shareholder concerns are not being addressed by the Board. If elected, we are committed to improve the communications with the investment community by:
  - Conducting quarterly conference calls with stockholders
    - After emerging from bankruptcy, the current management team announced they would hold quarterly conference calls.  Yet, none has been conducted to date
  - Communicating regularly with stockholders on the progress of the Plan
  - Implementing a formal process so that shareholder concerns are brought to the Board's attention in the search for a new CEO and the implementation of the Plan

# THE PLAN TO PROTECT AND CREATE VALUE AT SIGNATURE (cont'd)

VI. Improve Signature's corporate governance

- As significant investors in the market with extensive experience as governance leaders, we commit that a Board comprised of the GOLD Card Nominees will formalize and adopt governance practices that are designed to do the following:
  - Run the company for the benefit of stockholders and not to entrench management
  - Give stockholders a vote at an annual meeting every year
  - Improve the governance and compensation disclosure
  - Ensure the NOL poison pill is only used for its intended purpose
  - Adopt a majority vote standard for the election of directors
  - Create an independent chairman
  - Properly use its Nominating/Governance and Compensation Committees

# THE CASE FOR CHANGE AT SIGNATURE:

## V.  SETTING THE RECORD STRAIGHT

# SIGNATURE MANAGEMENT'S MISLEADING AND INACCURATE ASSERTIONS

Rather than focusing on the real issues in this proxy contest, it appears that the incumbents are content with avoiding the hard facts about the failures at both the Board and management levels.  Instead, they are focusing their attacks on Mr. McIntyre in an apparent attempt to convince shareholders that Mr. McIntyre led Signature into bankruptcy in 2008.

In reality,

- Mr. McIntyre had not been CEO, nor did he have any operating authority at Fremont General, for over 4 years prior to the bankruptcy filing.

- One of the incumbent directors and current Signature nominee, Ed Lamb, was the CFO through mid-2007.

# THE CASE FOR CHANGE AT SIGNATURE:

## VI.  SUMMARY

# SUMMARY

- Signature stockholders are urged to support the election of the highly qualified GOLD Card Nominees to the Board

- The GOLD Card Nominees are committed to sound corporate governance and to creating and protecting value for all Signature stockholders

# THE CASE FOR CHANGE AT SIGNATURE:

# APPENDIX

# Appendix A.
## Note 9 Income Taxes of Signature 3/31/2012 financial statements.

- As of December 31, 2011, the Company had estimated federal and California state net operating loss carryforwards ("NOLs") of approximately $890 million and $977 million, respectively...In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the ability to recover previously paid taxes through loss carrybacks and the generation of future taxable income during the periods in which temporary differences become deductible. As a result of generating losses since 2006, among other factors, the Company has determined that sufficient uncertainty exists as to the realizability of its deferred tax asset and as such, has placed a valuation allowance of $409.1 million and $409.0 million on its deferred tax asset at March 31, 2012 and December 31, 2011, respectively. "

# Appendix B.
# Director Resignation Letters: Michael Blitzer



100 Park Avenue, 21st Floor  |  New York, NY 10017
**P** 212 319 1309 |  **F** 646 895 7633 | kingstowncapital.com

John Nickoll
Chairman of the Board of Directors
Signature Group Holdings, Inc.
15303 Ventura Blvd., Suite 1600
Sherman Oaks, California, 91403

cc:      David Brody, Counsel and Corporate Secretary
          Robert Peiser, Vice Chairman of the Board of Directors
          Steve Wolosky, Partner, Olshan Grundman (counsel to Kingstown)

April 21, 2010

Dear John,

I am writing to inform you of my resignation from the board of directors (the "Board") of Signature Group Holdings Inc. (the "Company"), effective immediately.   In my view the current configuration of the Board and the way it operates are dysfunctional.  Under the circumstances now presented I believe I can no longer function effectively to safeguard and advance the interests of the shareholders of the Company.

While I have disagreed with the views of management and certain members of the Board at various times regarding the Company's strategic direction, I wish to emphasize this is not the reason for my resignation.  Indeed, lively debate on a board can be a healthy and productive means of vetting important issues through inquiry and research, critical questioning, and building consensus that sets the optimal course for a company.  But in my opinion, as it currently stands, no such process exists on the Board and attempts at discourse on initiatives that are not supported by the Company's current external management team are immediately squashed.

In my opinion, the core of the problem is an external management team that from what I observed does not respect the corporate governance process required for a public company.  On the following pages I have provided some specific examples of my concerns.  Additionally, I believe that the Company's shareholders would be supportive of my ideas on the most effective means to maximize value, and I look forward to the opportunity to present these ideas and a slate of new directors to shareholders at the Company's next annual meeting.

**Background**

Kingstown Capital Management, LP ("Kingstown") is a significant shareholder of the Company and through various funds owns over 5.4 million shares of the Company's common stock or slightly less than 5% of the total shares outstanding. Kingstown also owns over $9 million of the Company's senior bonds. Both of these investments are a result of Kingstown's ownership of preferred shares, or TOPrS, that were obligations of the legacy Fremont General estate and were subsequently converted into securities of the Company via Fremont's Plan of Reorganization ("POR"). Kingstown was believed to be the single largest TOPrS holder with ownership of over 20% of the class.

You may recall that my election to the Board was pursuant to the POR which specified that the board of the reorganized Company be comprised of nine directors, two of which would be nominated by representatives of the TOPrS class. The other seven seats were to be appointed by Signature Group Holdings, LLC ("Signature"), which was the proponent of the POR. Principals of Signature currently comprise the executive management of the Company. I made several proposals for the second TOPrS seat but these were never acted upon by the Board.

During the Board's brief life, two independent directors (both designated by Signature) have already resigned, leaving the total number of board members at seven through last week. I believe it is noteworthy that my departure marks the third resignation of an independent director this year.

**Business Strategy & External Management Agreement**

From inception, I have been most concerned with two key issues: the strategic direction of the Company and the Company's contract with its external manager, Signature Capital Advisors, LLC.

The Company's current NOL position is believed to be in excess of $800 million. Relative to the current asset base of the Company, this tax asset is substantial. I believe the simplest, lowest-risk means to substantially enhancing the value of the Company is to acquire an operating business with strong recurring cash flows that would allow the Company to immediately monetize these NOL's. Such a transaction is likely feasible, but to preserve the NOL's, no more than 50% of such an acquisition should be funded with stock. Therefore, the Company needs to preserve cash to keep its options open in this regard.

I believe the present portfolio strategy of the Company lacks cohesion and discipline. Based on transactions approved to date, it seems that external management envisions the Company as an unconstrained hedge fund-like entity that lends money and makes private equity investments of all sizes across different industries and geographic areas. Some of these investments will likely require full financial consolidation, a process that will further complicate the Company's financial reporting and are in my opinion inappropriate for a Company that has not even been able to timely file its historic audited financial statements since emerging from bankruptcy.

In my opinion external management has not articulated a coherent business plan that would generate an acceptable return for shareholders in light of the cost structure of the Company. However, even if management is successful in accumulating worthwhile loans and private equity positions over time, I am convinced that a public company is not the proper vehicle for this strategy. In fact, I submitted a memo (the "Kingstown Memo") last year to the Board which detailed primary research conducted by Kingstown related to the market valuation of comparable specialty finance companies. The Kingstown Memo concluded that the only comparable companies that did not trade at substantial discounts to NAV were those that distributed substantially all of their income via a cash dividend.  I am highly confident that a company comprised of small, illiquid private debt and equity investments in highly disparate areas will be heavily discounted by the public market.

The second source of concern for shareholder value is the Interim Management Agreement ("the External Agreement").  According to the External Agreement, management is compensated via a quarterly fee that accrues regardless of the Company's financial performance.   The Kingstown Memo provided further fact-based analysis to suggest that finance companies with external management structures trade at large discounts to NAV and also at discounts to their internally managed peers.  The Kingstown Memo also listed a number of aspects of external management arrangements that investors tend to be wary of, including potential for conflict of interest, lack of transparency related to business operations and performance, complexity related to corporate governance, and unnecessary cost.  I believe that the External Agreement causes it to suffer from many of these problems.  Despite this conclusion, the Kingstown Memo was never discussed at any of the Board meetings and I did not receive any responses from management, written or otherwise.

**Inadequate Corporate Governance**
Below I have provided several recent examples of what I view as improper governance.

**(a)  Financial Advisor Engagement Discussion**
On March 11th, 2011, a Board meeting was called at the request of the Audit Committee (of which I was a member) to discuss the business overview section of the Company's Form 10-K for the year ended December 31, 2009.  Incidentally, at that time, the filing of the Form 10-K had already been delayed multiple times, and is currently months behind various timelines provided by management.

In the context of this discussion, I repeated my concerns that management had not provided an effective rationale or credible projections to show that their hedge fund-style strategy is commercially viable in light of the Company's limited resources, capital base, and management's skill set.  A second independent director suggested that the board consider the engagement of an investment banking firm to provide an independent analysis of the conclusions reached in the Kingstown Memo and, if appropriate, present and evaluate other potential strategies.  That independent director and I were shouted down by members of external management such that a third independent director hung up citing the acrimony and lack of professionalism on the call.  A motion to allow an investment banking firm to simply make a presentation to the Board regarding a potential engagement was voted down.

**(b)  Management Agreement Discussion**
 On March 21st, 2011 a special meeting of the Board was called by a majority of the independent directors.  The meeting was a direct result of the inability of certain directors to receive answers to their questions related to the External Agreement and to engage in substantive discussions about the advantages and disadvantages of the External Agreement.  The meeting was never held due to a lack of quorum since both of the management directors and two other independent directors simply did not show up.

This was unusual, if not suspicious, in two respects.  First, all four of these directors were present on an Executive Committee meeting call  that concluded moments before the scheduled time of the special meeting call.  Second, the meeting was called with proper notice and in accordance with the Company's bylaws and none of the absent directors noted any scheduling conflicts or difficulty attending the meeting in the days leading up to it.  This was the only Board meeting in the last year in which there was no quorum.

**(c)  Unauthorized Disclosure Investigation**

On March 25th, 2011 I made a phone call to the Company's general counsel in which I expressed my concerns that other directors may have been communicating with shareholders in violation of Board policy to direct investor inquiries solely to the general counsel, and that these meetings potentially involved the disclosure of non-public information.   On March 28th, I received notice that a special investigation of directors related to unauthorized disclosure of non-public information had commenced.  As part of this investigation, I have received at least three separate requests for information from the Company's outside counsel fixating on privileged communications I have had with my lawyer Steve Wolosky, all of which are entirely appropriate and in keeping with my fiduciary responsibilities.  I believe these information requests are spurious, a considerable waste of the Company's resources, and appear to be motivated to intimidate directors who do not support external management's agenda.

**(d)  Recent Director Appointments**

On April 16th, 2011 a Board meeting was held in which two new directors were added to the Board.  The initiative to expand the Board was in direct contradiction to all prior statements by external management in which they articulated their strong desire to reduce the Board size for reasons related to cost, scheduling, and the Company's small size, among others.   As recently as March 3, 2011, the Company stated publicly in a Form 8-K filing that it did not have plans to increase the size of the Board.  No reason was provided by management or any member of the Nominating Committee for this sudden reversal.

The process by which directors were added can only be described as rushed and appears void of due care and appropriate diligence. The Chairman of the Nominating Committee has indicated that he was not even informed that board appointments were on the agenda until after the Nominating Committee meeting convened on April 12th, at which time a list of candidates and an interview schedule was put forward.  According to minutes of the Nominating Committee meeting, no in-person interviews were conducted of any of the candidates nor were any conducted prior to the Board vote on April 16th.  No discussion ever took place among the Board to discuss the desired size of the Company's Board, the reasons for adding directors now, the skills desired for potential new directors to complement the existing group, or recommendations from directors on potential candidates.  We were provided with no evidence of reference or background checks, nor was any Board questionnaire or other information provided to directors so that the independence of director nominees could be reviewed.  The motion was introduced by a member of management rather than by a member of the Nominating Committee, which seems unusual, and the vote was held without any discussion of the strengths and weaknesses of each candidate.

**Annual Meeting**

I urge the Board to schedule an annual meeting without delay once the Company files its 2010 Form 10-K so that shareholders may have a voice on the future of the Company. As part of this process, I am considering the nomination of a slate of director nominees at the annual meeting, the last of which was held in 2007. A prospective slate of directors sponsored by Kingstown would likely include two current directors who I believe have acted in a professional, independent manner. I look forward to speaking with other large shareholders to put forward such an alternative.

Very Truly Yours,

Michael Blitzer

# Appendix B.
# Director Resignation Letters: Robert Peiser

**Robert A. Peiser**
5100 San Felipe, #362E
Houston, Texas 77056

*rpeiser@yahoo.com*

May 26, 2011

Mr. John Nickoll
Chairman of the Board of Directors
Signature Group Holdings, Inc.
15303 Ventura Blvd., Suite 1600
Sherman Oaks, CA 91403

Dear John:

I hereby resign, effective immediately, from the Board of Directors (the "Board") of Signature Group Holdings, Inc. (the "Company"), and from all committees of the Board of which I am a member.

The reasons for my resignation should come as no surprise, namely my strong disagreement with the strategic business direction currently being taken for the Company and the continued use of an external management structure, neither of which I believe best serves the interests of our shareholders. Also, I have been deeply disappointed by the overall management style exhibited by certain senior executives of the Company.

Very truly yours,

*Robert A. Peiser*

Robert A. Peiser

cc:     Mr. David Brody
        Counsel and Corporate Secretary

# Appendix C.
## GOLD Slate Nominee Biographies

J. Hunter Brown, age 57, is currently the Managing Member of Watson Wilkins & Brown, LLC ("WWB"), a private investment firm that also consults on corporate governance and strategies to enhance stockholder value, which he founded in 2003. Prior to founding WWB, Mr. Brown served as an independent consultant to public and private businesses and not-for-profit entities. From July 1993 to January 2001, he served in various capital markets capacities involving global markets with JP Morgan Securities, Inc. He is currently a director of Tigrent Inc., a provider of practical, high-quality and value-based training, conferences, publications, technology-based tools and mentoring, serving as Chair of the Audit Committee, a member of the Governance & Nominating Committee, and Special Committee on Related Party Transactions. He previously served as a member of the Compensation Committee.  Mr. Brown previously served as a director of National Auto Credit, Inc., a then NYSE listed specialty finance company, from January 1996 to March 1998, where he formed and chaired a special committee of independent directors. Mr. Brown's expertise in integrating operating, financial and governance strategies to maximize value and his experience in improving public company corporate governance make him well qualified to serve as a director.

- Barton I. Gurewitz, age 70, is the Managing Director, Business Development-Investment Banking at Wedbush Securities, Inc. ("Wedbush"). He has been with Wedbush since 1975 and was responsible for co-founding and managing its investment banking and private equity business. Prior to joining Wedbush, he was with the Corporate Finance Department of William R. Staats & Co., Inc. and its successor from 1964 to 1975. Mr. Gurewitz has 43 years of investment banking experience. He served as a Captain in the U.S. Air Force from 1966-1969, and has a BS in Business Administration and MBA from the University of California at Los Angeles. Mr. Gurewitz's 43 years of investment banking and private equity experience makes him well qualified to serve as a director.

# Appendix C.
# GOLD Slate Nominee Biographies (cont'd)

- James A. McIntyre, age 79, is retired and a private investor. From 1963 until his retirement in January 2008, Mr. McIntyre was a director of the Company, serving as Chairman from May 2004 to November 2007. From January 1972 to May 2004, Mr. McIntyre also served as Chief Executive Officer of the Company. Mr. McIntyre's extensive experience as a director and senior officer of the Company, as well as his thorough knowledge of the Company, make him well qualified to serve as a director.

- Joyce White, age 54, is the owner and Chief Executive Officer of First Aid Direct of Los Angeles. Ms. White has also served as a director of Prospect Mortgage, LLC since April 2009. From April 2009 to October 2010, Ms. White served as the Chief Executive Officer of Prospect Holdings, one of the United States' largest independent mortgage bankers offering home loans, refinance and home equity loans. Prior to joining Prospect Holdings, Ms. White served as Executive Vice President at Bank of America from October 1987 to January 2009. Ms. White's extensive business development and operating experience, along with her proven track record of success in executive positions, make her well qualified to serve as a director.

# Appendix C.
# GOLD Slate Nominee Biographies (cont'd)

- Robert A. Peiser, age 64, is retired and a private investor and serves on a variety of corporate and not-for-profit boards. Mr. Peiser served as Chairman and Chief Executive Officer of Omniflight Helicopters, Inc., an air medical services provider, from February 2008 to May 2010. Prior to joining Omniflight Helicopters, Inc., from April 2002 to January 2008, Mr. Peiser served as President and Chief Executive Officer of Imperial Sugar Company (Nasdaq: IPSU), a publicly traded refiner and marketer of sugar products and served on its Board of Directors. Mr. Peiser is the immediate past Chairman of the Texas TriCities Chapter of the National Association of Corporate Directors.  Mr. Peiser is currently a director of Team, Inc. (NYSE: TISI), a leading provider of specialty maintenance and construction services, serving as a member of the Compensation Committee and the Executive Committee, and USA Truck (NASDAQ: USAK), a nationwide provider of freight transportation, where he serves on the Compensation and Nominating/Governance Committees.   Mr. Peiser was recently a director of Solutia, Inc., where he served as Chairman of the Nominating and Governance Committee.  From June 2010 to May 2011, Mr. Peiser was a director of the Company, serving as Chair of both the Audit Committee and Executive Committee. Mr. Peiser's financial, business and governance expertise, including a diversified background of managing and directing public companies, provide him with the necessary qualifications and skills to serve as a director.